UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) June 17, 2005

<u>INDEPENDENCE HOLDING COMPANY</u>
(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 1.01   **Entry into a Material Definitive Agreement.**

1) The Company amended the Retirement Benefit Agreement of Mr. Roy T.K. Thung, Chief Executive Officer to extend it an additional three years to January 31, 2009 and to increase the potential total payment to $1,667,422 from $1,289,742. See Exhibit 10(iii)(A)(4)(b).

2) The Company entered into a Deferred Compensation Agreement for the 2005 Performance Bonus of Ms. Teresa A. Herbert, Senior Vice President and Chief Financial Officer to defer 100% of her 2005 performance bonus, if any, to January 1, 2011. As additional compensation, thereunder, interest at the rate of 6% will be accrued commencing on January 1, 2006. See Exhibit 10(iii)(A)(8)(a).

3) The Company entered into a Deferred Compensation Agreement for the 2005 Performance Bonus of Mr. David T. Kettig, Senior Vice President, Chief Legal Officer to defer 85% of his 2005 performance bonus, if any, to January 1, 2011. As additional compensation, thereunder, interest at the rate of 6% will be accrued commencing on January 1, 2006. See Exhibit 10(iii)(A)(8)(b).

Item 9.01   **Financial Statements and Exhibits**

(a)   Not applicable

(b)   Exhibits

Exhibit 10(iii)(A)(4)(b) Amendment No. 2 to Retirement Benefit Agreement

Exhibit 10(iii)(A)(8)(a) Deferred Compensation Agreement for Performance Bonus

Exhibit 10(iii)(A)(8)(b) Deferred Compensation Agreement for Performance Bonus

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: /s/ *Teresa A. Herbert*   Date: June 22, 2005
Teresa A. Herbert
Senior Vice President & Chief Financial Officer